Exhibit 21.1
CKE RESTAURANTS, INC. AND SUBSIDIARIES
LIST OF SUBSIDIARIES
     Set forth below is a list of the Registrant’s subsidiaries as of January 31, 2006:

		CONTROL BY
	JURISDICTION OF
NAME OF SUBSIDIARY	ORGANIZATION	REGISTRANT	SUBSIDIARY

Carl Karcher Enterprises, Inc.	California	100%
Hardee’s Food Systems, Inc.	North Carolina	100%
Flagstar Enterprises, Inc.	Alabama		100%
Spardee’s Realty, Inc.	Alabama		100%
HED, Inc.	North Carolina		100%
Burger Chef Systems, Inc.	North Carolina		100%
Hardee’s LTD, Fribourg	Switzerland		98%
Hardee’s REIT I, Inc.	Delaware		100%
Hardee’s REIT II, Inc.	Delaware		100%
CKE REIT I, Inc	Delaware	100%
CKE REIT II, Inc.	Delaware	100%
Carl’s Jr. Region VIII, Inc.	Delaware		100%
Aeroways, LLC	California	100%
Santa Barbara Restaurant Group, Inc.	Delaware	100%
La Salsa, Inc.	Delaware		100%
GB Franchise Corporation	California		100%
La Salsa of Nevada, Inc.	Nevada		100%
Channel Islands Roasting Company	California	100%